UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CTC Media, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

12642X 10 6

(CUSIP Number)

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006
212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Preamble

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed by Modern Times Group MTG AB (“Modern Times Group”) and MTG Russia AB (“MTG Russia” and, collectively with Modern Times Group, the “Reporting Persons”) with the Securities and Exchange Commission on August 14, 2007, as previously amended (the “Schedule 13D”), relating to shares of common stock, $0.01 par value per share (“Common Stock”), of CTC Media, Inc. (the “Issuer”).  Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.

Items 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4.  Purpose of Transaction

On May 20, 2011, pursuant to a letter agreement (the “Waiver Letter”) among Alfa CTC Holdings Limited (“Alfa”), MTG Russia and the Issuer, MTG formally advised Alfa and the Issuer that it would not be sending an Acceptance (as defined in the Amended Stockholders’ Agreement) and that it declined to purchase the 39,548,896 Shares that Alfa had offered to MTG Russia under the right of first offer provisions of the Amended Stockholders’ Agreement.  On the same day, Alfa entered into an agreement with Telcrest Investments Limited (“Telcrest”), a newly formed entity owned by Mediaset LLC, CJSC National Media Group, Itera Media Limited, Abit Holdings Limited and OJSC Surgutneftegas, under which Telcrest agreed to purchase such 39,548,896 Shares (the “Telcrest Purchase”).  Also on the same day, Alfa, MTG Russia and the Issuer entered into a Termination Agreement (the “Termination Agreement”).  In the Termination Agreement, the parties agreed that, subject to and effective only upon and as of the consummation of the Telcrest Purchase, the Amended Stockholders’ Agreement shall be terminated without further action on the part of the parties to the Termination Agreement.  Finally, simultaneously with the execution of the Termination Agreement, the Issuer, MTG Russia and Telcrest entered into a new stockholders’ agreement (the “Replacement Stockholders’ Agreement”), which would become effective only upon and as of the consummation of the Telcrest Purchase and would govern the relationship between and among the Issuer, MTG Russia and Telcrest if Telcrest were to acquire the Shares from Alfa.

The Replacement Stockholders’ Agreement will be substantially similar to the Amended Stockholders’ Agreement.  Under the Replacement Stockholders’ Agreement, without the consent of Telcrest, MTG Russia will be prohibited from acquiring additional shares of Common Stock to the extent that such acquisition would cause its beneficial ownership of the Issuer to exceed 40%, except in connection with the exercise of the right of first offer described below.  Similarly, without the consent of MTG Russia, Telcrest will be prohibited from acquiring additional shares of Common Stock to the extent such acquisition would cause its beneficial ownership of the Issuer to exceed 30%, except in connection with the exercise of the right of first offer described below.

In addition, without limiting that prohibition, other than in connection with the exercise of the right of first offer described below, each of MTG Russia and Telcrest will be prohibited under the Replacement Stockholders’ Agreement from acquiring additional shares of Common Stock to the extent such acquisition would cause its beneficial ownership of the Issuer (together with that of any affiliates) to exceed 50% unless such acquisition is pursuant to a tender offer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for all outstanding shares meeting certain criteria set forth in the Replacement Stockholders’ Agreement.

Under the Replacement Stockholders’ Agreement, each of MTG Russia and Telcrest shall have a right of first offer in the event of any proposed sale by the other major stockholder.

Under the Replacement Stockholders’ Agreement, the board of directors of the Issuer (the “Board”) is to have nine members, three of whom are to be designated by MTG Russia and three of whom are to be designated by Telcrest.  MTG Russia does not currently contemplate any change in its designees to serve as directors on the Board.  Under the Replacement Stockholders’ Agreement, Telcrest shall not designate any person to serve on the Board who is (or within the two year period prior to such designation has been) primarily engaged in the operation of the currently existing Russian television operations of one of Telcrest’s equityholders.  Under the Replacement Stockholders’ Agreement, the number of directors that each of MTG Russia and Telcrest is entitled to designate is subject to decrease to two if its percentage shareholding falls below 20% (but greater than 15%), to one if its percentage shareholding falls below 15% (but greater than 10%) and to none if its percentage shareholding falls below 10%.  Each of MTG Russia and Telcrest shall have the right under the Replacement Stockholders’ Agreement for one of the directors designated by such party to serve as Co-Chairman of the Board.  Telcrest has agreed that the current Co-Chairman of the Board designated by Alfa shall continue to serve as Co-Chairman initially as Telcrest’s designee and, thereafter, that any future designee of Telcrest to so serve shall be a high profile Russian citizen with a good reputation within the business community in Russia.

The Replacement Stockholders’ Agreement contains limitations on the participation of the designees of either MTG Russia or Telcrest in Board deliberations on matters in which, among others, the director or the stockholder who designated such director has a direct or indirect financial interest.

The Replacement Stockholders’ Agreement does not contain a non-compete provision limiting MTG’s operations in Russia or the other countries of the former Soviet Union, as did the Amended Stockholders’ Agreement.

The Replacement Stockholders’ Agreement will terminate on June 6, 2015 unless previously terminated by the agreement in writing of all stockholders party thereto.  In addition, the Replacement Stockholders’ Agreement will terminate automatically and be of no force or effect if the Telcrest Purchase is not consummated on or prior to August 23, 2011.  In that event, the Termination Agreement shall also be of no further force or effect and the Amended Stockholders’ Agreement will remain in place unmodified and in full force and effect.

The Waiver Letter, the Termination Agreement and the Replacement Stockholders’ Agreement are filed as exhibits to this Amendment and are incorporated herein by this reference.  The description contained in this Amendment of the terms of the Waiver Letter, the Termination Agreement and the Replacement Stockholders’ Agreemen does not purport to be complete and is qualified in its entirety by reference to such amendments themselves.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

As noted above, MTG Russia is party to the Waiver Letter, the Termination Agreement and the Replacement Stockholders’ Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Waiver Letter Agreement, dated as of May 20, 2011, by and among Alfa, MTG Russia and CTC Media.

Exhibit 2	Termination Agreement, dated as of May 20, 2011, by and among Alfa, MTG Russia and CTC Media.

Exhibit 3	Stockholders’ Agreement, dated as of May 20, 2011, by and among CTC Media, MTG Russia and Telcrest.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:           May 20, 2011

Modern Times Group MTG AB

By:           /s/ Hans-Holger Albrecht
Name:  Hans-Holger Albrecht
Title:  Chief Executive Officer

By:           /s/ Mathias Hermansson
Name:  Mathias Hermansson
Title:  Chief Financial Officer

MTG Russia AB

By:           /s/ Hans-Holger Albrecht
Name:  Hans-Holger Albrecht
Title:  Director

By:           /s/ Mathias Hermansson
Name:  Mathias Hermansson
Title:  Director